UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Schedule 13D

Under the Securities Exchange Act of 1934

(Amendment No. __)*

EPIZYME, INC.

(Name of Issuer)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

29428V104

(CUSIP Number)

Francois Garnier, EVP General Counsel and Chief Business Officer

Ipsen Pharma SAS

65 Quai Georges Gorse

92100 Boulogne-Billancourt, France

Tel. +33 1 58 33 50 00

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

With copies to:

Tony Chan, Esq. Orrick, Herrington & Sutcliffe LLP Columbia Center 1152 15th Street, N.W. Washington, DC 20005-1706	Marsha Mogilevich, Esq. Orrick, Herrington & Sutcliffe LLP 51 West 52nd Street New York, NY 10019-6142

June 27, 2022

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §240.13d-1(e), §240.13d-1(f) or §240.13d-1(g), check the following box:  ☐

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (Act) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 29428V104	SCHEDULE 13D	Page 2 of 18

1.	Name of Reporting Person Ipsen S.A.
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐ Not Applicable
6.	Citizenship or Place of Organization France
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 34,419,711(1)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 34,419,711(1)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 34,419,711(1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row (11) 20.5%(2)
14.	Type of Reporting Person CO

(1)

The number of shares of Epizyme, Inc. (the “Issuer”) reported is based on a Schedule 13D/A filed with the Securities and Exchange Commission (“SEC”) on June 28, 2022 by RP Management, LLC and affiliates.

(2)

As more fully described in the responses to Items 3 through 6 of this Schedule 13D, pursuant to the Support Agreement (as defined in Item 3), based on 168,329,464 shares of Common Stock of the Issuer (the “Common Stock”) outstanding as of June 24, 2022 (as represented by the Issuer in the Merger Agreement (as defined in Item 4)), the Reporting Person may be deemed to have beneficial ownership of 34,419,711 shares of Common Stock, which is equal to approximately 20.5% of the voting power of issued and outstanding Common Stock as of June 24, 2022. The Reporting Person expressly disclaims beneficial ownership of any Common Stock covered by the Support Agreement.

CUSIP No. 03940F103	SCHEDULE 13D	Page 3 of 18

1.	Name of Reporting Person Ipsen Pharma SAS
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐ Not Applicable
6.	Citizenship or Place of Organization France
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 34,419,711(1)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 34,419,711(1)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 34,419,711(1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row (11) 20.5%(2)
14.	Type of Reporting Person OO

(1)	The number of shares of the Issuer reported is based on a Schedule 13D/A filed with the SEC on June 28, 2022 by RP Management, LLC and affiliates.
(2)

As more fully described in the responses to Items 3 through 6 of this Schedule 13D, pursuant to the Support Agreement (as defined in Item 3), based on 168,329,464 shares of Common Stock of the Issuer (the “Common Stock”) outstanding as of June 24, 2022 (as represented by the Issuer in the Merger Agreement (as defined in Item 4)), the Reporting Person may be deemed to have beneficial ownership of 34,419,711 shares of Common Stock, which is equal to approximately 20.5% of the voting power of issued and outstanding Common Stock as of June 24, 2022. The Reporting Person expressly disclaims beneficial ownership of any Common Stock covered by the Support Agreement.

CUSIP No. 03940F103	SCHEDULE 13D	Page 4 of 18

1.	Name of Reporting Person Ipsen Biopharmaceuticals, Inc.
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐ Not Applicable
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 34,419,711(1)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 34,419,711(1)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 34,419,711(1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row (11) 20.5%(2)
14.	Type of Reporting Person CO

(1)	The number of shares of the Issuer reported is based on a Schedule 13D/A filed with the SEC on June 28, 2022 by RP Management, LLC and affiliates.
(2)

As more fully described in the responses to Items 3 through 6 of this Schedule 13D, pursuant to the Support Agreement (as defined in Item 3), based on 168,329,464 shares of Common Stock of the Issuer (the “Common Stock”) outstanding as of June 24, 2022 (as represented by the Issuer in the Merger Agreement (as defined in Item 4)), the Reporting Person may be deemed to have beneficial ownership of 34,419,711 shares of Common Stock, which is equal to approximately 20.5% of the voting power of issued and outstanding Common Stock as of June 24, 2022. The Reporting Person expressly disclaims beneficial ownership of any Common Stock covered by the Support Agreement.

CUSIP No. 03940F103	SCHEDULE 13D	Page 5 of 18

1.	Name of Reporting Person Hibernia Merger Sub, Inc.
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐ Not Applicable
6.	Citizenship or Place of Organization France
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 34,419,711(1)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 34,419,711(1)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 34,419,711(1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row (11) 20.5%(2)
14.	Type of Reporting Person CO

(1)	The number of shares of the Issuer reported is based on a Schedule 13D/A filed with the SEC on June 28, 2022 by RP Management, LLC and affiliates.
(2)

As more fully described in the responses to Items 3 through 6 of this Schedule 13D, pursuant to the Support Agreement (as defined in Item 3), based on 168,329,464 shares of Common Stock of the Issuer (the “Common Stock”) outstanding as of June 24, 2022 (as represented by the Issuer in the Merger Agreement (as defined in Item 4)), the Reporting Person may be deemed to have beneficial ownership of 34,419,711 shares of Common Stock, which is equal to approximately 20.5% of the voting power of issued and outstanding Common Stock as of June 24, 2022. The Reporting Person expressly disclaims beneficial ownership of any Common Stock covered by the Support Agreement.

Item 1. Security and Issuer

This Schedule 13D (this “Schedule 13D”) relates to shares of common stock, $0.0001 par value (the “Common Stock”), of Epizyme, Inc., a Delaware corporation (the “Issuer” or “Epizyme”). The Issuer’s principal executive offices are located at 400 Technology Square, 4th Floor, Cambridge, Massachusetts 02139.

Item 2. Identity and Background

(a) – (c) This Schedule 13D is being filed jointly, pursuant to a joint filing agreement included as Exhibit 1.04 hereto, by:

1.	Ipsen S.A., a French société anonyme (“Ipsen”). The principal business office of Ipsen is 65, quai Georges Gorse, 92100 Boulogne Billancourt, France;

2.	Ipsen Pharma SAS (“Parent”), a French société par actions simplifiée. The principal business office of Parent is 65, quai Georges Gorse, 92100 Boulogne Billancourt, France;

3.	Ipsen Biopharmaceuticals, Inc., a Delaware corporation (“Biopharmaceuticals”). The principal business office of Biopharmaceuticals is One Main Street, Cambridge, MA 02142; and

4.	Hibernia Merger Sub, Inc., a Delaware corporation (“Purchaser”). The principal business office of Purchaser is One Main Street, Cambridge, MA 02142.

Ipsen, Parent, Biopharmaceuticals and Purchaser are each referred to herein as a “Reporting Person” and collectively as the “Reporting Persons.”

Ipsen and Parent, a wholly owned subsidiary of Ipsen, and Biopharmaceuticals, a wholly owned subsidiary of Parent, develop and commercialize innovative medicines in three key therapeutic areas: oncology, neuroscience and rare diseases.

Purchaser is a wholly owned subsidiary of Biopharmaceuticals, formed for the purpose of entering into the Merger Agreement described in Item 4 and acting as the purchaser in the tender offer (the “Offer”) for all of the Issuer’s Common Stock (the “Offer Shares”) as described in Item 4.

Because of the relationship of Purchaser to Biopharmaceuticals, Parent and Ipsen, each such Reporting Person may be deemed to beneficially own the Common Stock.

Set forth on Annex A to this Schedule 13D, and incorporated herein by reference, is a list of the executive officers and directors of the Reporting Persons, which contains the following information with respect to each such person: (a) name, (b) business address, (c) present principal occupation or employment and the name, principal business and address of the corporation or other organization in which such employment is conducted, and (d) citizenship.

(d) – (e) During the last five years, none of the Reporting Persons nor, to the best of the Reporting Persons’ knowledge, any of the persons listed on Annex A, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Ipsen and Parent are organized under the laws of France. Biopharmaceuticals and Purchaser are organized under the laws of the state of Delaware.

Item 3. Source and Amount of Funds or Other Consideration.

As described in response to Item 4, the Offer Shares to which this Schedule 13D relates have not been purchased by Parent or Purchaser, and thus no funds have been used or other consideration has been paid for such purpose. In connection with Parent’s and Purchaser’s entry into the Merger Agreement, RP Management LLC, RPI Finance Trust and Pablo G. Legorreta, all of which collectively own approximately 20.5% of the Issuer’s Common Stock (collectively, the “Supporting Stockholders”), entered into a Tender and Support Agreement (the “Support Agreement”) with Parent and Purchaser with respect to the shares of Common Stock beneficially owned by the Supporting Stockholders as of the date of the Support Agreement and shares of Common Stock subsequently acquired by them. Neither Parent nor Purchaser paid additional consideration to the Supporting Stockholders in connection with the execution and delivery of the Support Agreement. For a description of the Support Agreement, see Item 4 below, which description is incorporated herein by reference in response to this Item 3.

Item 4. Purpose of Transaction.

The purpose of the Offer is for Parent, through Purchaser, to acquire control of, and the entire equity interest in, the Issuer. The Offer, as the first step in the acquisition of the Issuer, is intended to facilitate the acquisition of all outstanding Common Stock of the Issuer. The purpose of the Merger (as defined below) is to acquire all outstanding shares of Common Stock not tendered and purchased pursuant to the Offer. In connection with Parent’s and Purchaser’s entry into the Merger Agreement described below, each of the Supporting Stockholders entered into the Support Agreement with Parent and Purchaser. The purpose of the Support Agreement is to facilitate the consummation of the Merger.

Immediately following consummation of the Merger, the Common Stock will no longer meet the requirements for continued listing on the Nasdaq Stock Market (“Nasdaq”) because the only holder of the shares of Common Stock will be Purchaser. Epizyme has agreed to cooperate with Parent and use reasonable efforts to take or cause to be taken all actions and to do or cause to be done all things necessary to enable the delisting from Nasdaq and the deregistration of Common Stock under the Exchange Act as promptly as practicable after the Effective Time.

Merger Agreement

On June 27, 2022, Epizyme, Parent, Biopharmaceuticals and Purchaser entered into an Agreement and Plan of Merger (the “Merger Agreement”). The Merger Agreement provides for, among other things and on the terms and subject to the conditions set forth therein, a two-step transaction in which the first step is the Offer by Purchaser to acquire all of Epizyme’s outstanding shares of Common Stock, for (a) $1.45 per share, net to the seller in cash, without interest thereon (the

“Cash Consideration”), plus (b) one (1) contractual contingent value right per share of Common Stock (a “CVR”), which will represent the right to receive one or more contingent payments upon the achievement of certain milestones, subject to and in accordance with the CVR Agreement (as defined below), of up to $1.00 per CVR in the aggregate, if any, at the times and subject to the terms and conditions of the CVR Agreement, without interest (the Cash Consideration plus one (1) CVR, collectively, the “Offer Price”).

Purchaser’s obligation to accept shares of Common Stock tendered in the Offer is subject to customary closing conditions, including: (a) that the number of shares of Common Stock validly tendered and not validly withdrawn, together with any shares of Common Stock beneficially owned by Parent or any subsidiary of Parent, equals at least one share more than 50% of all shares of Common Stock then outstanding (the “Minimum Condition”); (b) the absence of any legal impediment that has the effect of preventing or prohibiting or making illegal the consummation of the Offer or the Merger; (c) compliance in all material respects by Epizyme with its covenants and obligations required to be performed or complied with by it under the Merger Agreement at or prior to the time at which Purchaser irrevocably accepts for purchase all shares of Common Stock validly tendered (and not validly withdrawn) pursuant to the Offer (the “Acceptance Time”); (d) the continued accuracy of representations and warranties made by Epizyme in the Merger Agreement, except as permitted by the Merger Agreement; (e) that any waiting period (and any extensions thereof) and any approvals or clearances applicable to the Offer or the consummation of the Merger under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”), shall have expired, been terminated or obtained, as applicable (the “HSR Condition”); and (f) other customary conditions.

Following the completion of the Offer, subject to the absence of injunctions or other legal restraints preventing the consummation thereof, Purchaser will merge with and into Epizyme (the “Merger”), with Epizyme surviving (the “Surviving Corporation”) as a wholly owned subsidiary of Parent, pursuant to the procedure provided for under Section 251(h) of the Delaware General Corporation Law, without a vote of Epizyme’s stockholders. The Merger will be effected as soon as practicable following the Acceptance Time.

Pursuant to the terms of the Merger Agreement, as of immediately prior to the effective time of the Merger (the “Effective Time”), by virtue of the Merger and without any action on the part of the holders, each outstanding share of Common Stock, other than any shares held in the treasury of Epizyme or owned by any subsidiary of Epizyme, Parent, Purchaser or any other subsidiary of Parent or by any stockholders who are entitled to and who properly exercise appraisal rights under Delaware law, will be converted into the right to receive the Offer Price, without any interest thereon and subject to applicable tax withholding (the “Merger Consideration”).

The Merger Agreement provides for the following treatment of Epizyme’s outstanding equity awards:

•

effective as of immediately prior to the Effective Time, each then-outstanding and unexercised option to purchase shares of Common Stock (each a “Company Stock Option” and collectively, the “Company Stock Options”) having an exercise price equal to or less than $1.23 (each such Company Stock Option, a “Cash-Out Option”) will vest in full and automatically be canceled and converted into the right to receive for each share of Common Stock subject to such Cash-Out Option, (i) the Merger Consideration (with the Cash Consideration being payable by the Surviving Corporation (as defined below)) minus (ii) the exercise price per share of such Cash-Out Option and less applicable tax withholding;

•

effective as of five (5) business days prior to the date on which the closing of the Merger occurs (the “Closing Date”), or such other date occurring prior to the Closing Date as may be determined by the Board of Directors of Epizyme (the “Epizyme Board”) in its discretion (such date, the “Acceleration Date”), each then-outstanding and unexercised Company Stock Option having an exercise price greater than $1.23 (each such Company Stock Option, an “Exercisable Pre-Close Option”) will vest in full and become exercisable up to and through the close of regular trading on Nasdaq on the second business day following the Acceleration Date (such second business day, the “Last Exercise Date”) in accordance with the terms and conditions of such Exercisable Pre-Close Option in effect on the date of the Merger Agreement, and such Exercisable Pre-Close Option will terminate and be of no further force or effect as of immediately prior to closing of the Merger if not exercised by the holder on or prior to the close of regular trading on the Last Exercise Date;

•

effective as of immediately prior to the Effective Time, each restricted stock unit award in respect of shares of Common Stock (each a “Company RSU” and collectively, the “Company RSUs”) that is then-outstanding and unvested will vest in full and automatically be cancelled and converted into the right to receive (i) from the Surviving Corporation an amount of cash, equal to the product of (A) the total number of shares of Common Stock then underlying such Company RSU multiplied by (B) the Cash Consideration and (ii) one (1) CVR for each share of Common Stock underlying such Company RSU, in each case, less applicable withholding; and

•

if the Effective Time occurs on or before the last business day of a Plan Period (as such term is defined in the Company’s 2013 Employee Stock Purchase Plan (the “Company ESPP”)) in effect as of the date of the Merger Agreement and there are options under the Company ESPP then outstanding with respect to such Plan Period, all outstanding options will be cancelled as of the Closing Date; provided, that notice of such cancellation will be given to each holder of an option, and each holder of an option will have the right to exercise such option in full on the Closing Date (or, if not practicable, on the business day immediately preceding the Closing Date) based on payroll deductions then credited to his or her account as of a date determined by the Epizyme Board, which date will not be less than ten (10) days preceding the Closing Date, or if the Effective Time occurs after the last business day of a Plan Period in effect as of the date of the Merger Agreement, the Epizyme Board will terminate the Company ESPP as of a date prior to the Closing Date and, as promptly as reasonably practicable following such termination, all payroll deductions pursuant to the Company ESPP will be paid out to the participating employees under the Company ESPP, and in any event, the Epizyme Board will terminate the Company ESPP prior to the Effective Time.

Former holders of Common Stock whose shares are purchased in the Offer will cease to have any equity interest in Epizyme and will no longer participate in the future growth of Epizyme. If the Merger is consummated, all current Epizyme stockholders will no longer have an equity interest in Epizyme, regardless of whether or not they tender their shares in connection with the Offer, and instead will only have the right to receive the Offer Price or, to the extent that Epizyme stockholders are entitled to and have properly demanded appraisal in connection with the Merger in compliance with Section 262 of the DGCL, the amounts to which such stockholders are entitled in accordance thereunder.

At the Effective Time, the certificate of incorporation of Epizyme will be amended and restated in its entirety pursuant to the terms of the Merger Agreement. As of the Effective Time, the bylaws of Epizyme will be amended and restated in its entirety to be in the form of the bylaws of Purchaser, as in effect immediately prior to the Effective Time.

Pursuant to the Merger Agreement, until their successors are duly elected or appointed and qualified or until their earlier death, resignation or removal in accordance with the certificate of incorporation and bylaws of the Surviving Corporation, the directors of Purchaser immediately prior to the Effective Time will be, from and after the Effective Time, the initial directors of the Surviving Corporation, and the officers of Purchaser immediately prior to the Effective Time will be, from and after the Effective Time, the initial officers of the Surviving Corporation.

The Merger Agreement contains customary representations and warranties from both Epizyme, on the one hand, and Parent and Purchaser, on the other hand. It also contains customary covenants, including covenants providing for Epizyme: (i) to, and to cause each of its subsidiaries to, use commercially reasonable efforts to act and carry on its business in the ordinary course consistent in all material respects with past practice; (ii) not to, and to not permit its subsidiaries to, engage in specified types of transactions during such period; and (iii) except as otherwise permitted under the Merger Agreement, not to (and to cause its subsidiaries not to), and to direct and use its reasonable best efforts to cause its (and its subsidiaries’) representatives not to, directly or indirectly, solicit proposals or, subject to certain exceptions, engage in discussions relating to alternative acquisition proposals or change the recommendation of the Epizyme Board to Epizyme’s stockholders regarding the Merger Agreement.

The Merger Agreement contains customary termination rights for both Parent and Purchaser, on the one hand, and Epizyme, on the other hand, including, among others, for failure to consummate the Offer on or before October 30, 2022 (the “Outside Date”); provided, however, to the extent that any approvals or clearances applicable to the Offer or the consummation of the Merger under the HSR Act shall not have expired, or been terminated or obtained, as applicable, at the Outside Date and the HSR Condition is the only condition that has not been satisfied or waived, then the Outside Date will be automatically extended to the earlier of (x) such time that the HSR Condition is satisfied, plus ten (10) business days and (y) December 31, 2022. If the Merger Agreement is terminated under certain circumstances specified in the Merger Agreement (including under specified circumstances in connection with Epizyme’s entry into an agreement with respect to a superior proposal or in connection with the Epizyme Board’s change in recommendation), Epizyme will be required to pay Parent a termination fee of $9,900,000.

Support Agreement

On June 27, 2022, concurrently with the execution of the Merger Agreement, Parent entered into the Support Agreement with the Supporting Stockholders affiliated with RPI Finance Trust, and collectively beneficially owning approximately 20.5% of the outstanding Common Stock of the Issuer, pursuant to which each such person or entity agreed, among other things, to vote against other proposals to acquire the Issuer and, subject to certain exceptions, to tender his or its shares of Common Stock pursuant to the Offer.

The Support Agreement will terminate automatically, without any notice or other action by any person, upon the first to occur of: (i) the termination of the Merger Agreement in accordance with its terms; (ii) the Effective Time; (iii) any amendment to the Merger Agreement that reduces the amount, or changes the form or payment trigger, of any component of the consideration payable to each Supporting Stockholder in the transactions contemplated by the Merger Agreement, imposes additional restrictions on each Stockholder or otherwise materially and adversely impacts each Supporting Stockholder; or (iv) the mutual written consent of Parent and each Supporting Stockholder.

Contingent Value Rights Agreement

At or prior to the Acceptance Time under the Merger Agreement, Parent will enter into a Contingent Value Rights Agreement (the “CVR Agreement”) with a duly qualified rights agent (the “Rights Agent”). Each CVR represents the right to receive contingent payments of cash, payable to the Rights Agent for the benefit of the holders of CVRs, of up to $1.00 in the aggregate, if the following milestones are achieved:

•

The first achievement of regulatory approval by the U.S. Food and Drug Administration (“FDA”) (including for the avoidance of doubt, accelerated approval), on or prior to January 1, 2028, necessary for the commercial marketing and sale of tazemetostat in the United States as a second line treatment for relapsed or refractory follicular lymphoma in combination with lenalidomide and rituximab; provided, that the existing accelerated approvals of tazemetostat monotherapy, even if they become full monotherapy approvals, will not satisfy the foregoing requirements for this milestone. Any regulatory approval by the FDA for the commercial marketing and sale of tazemetostat that allows for second line treatment in follicular lymphoma in combination with one or more products that contain lenalidomide and rituximab (including a generic or biosimilar thereof) will be included, regardless of the precise language used in the FDA approval or full prescribing information.

•

The first achievement of at least $250,000,000 invoiced in gross by the Parent, any of its affiliates (including Epizyme (including in its capacity as the surviving corporation in the Merger) or any of its or their licensees (each, a “Selling Party”) to a third party (that is not a Selling Party) for any sales of tazemetostat worldwide (except in, with respect to, or for sale in Japan, the People’s Republic of China, Taiwan, the Hong Kong Special Administrative Region and the Macau Special Administrative Region), less certain deductions, during any period of four consecutive periods of three consecutive months commencing on January 1, April 1, July 1 and October 1 of each calendar year ending on or prior to December 31, 2026.

The right to the contingent consideration as evidenced by the CVR Agreement is a contractual right only and will not be transferable, except in the limited circumstances specified in the CVR Agreement.

The foregoing descriptions of the Merger Agreement, the Support Agreement and the CVR Agreement do not purport to be complete and are qualified in their entirety by reference to the actual agreements, copies of which are filed as Exhibits 1.01, 1.02 and 1.03 hereto and are incorporated herein by reference.

Except as set forth in this Schedule 13D, the Merger Agreement, the Support Agreement and the CVR Agreement, none of the Reporting Persons have any plans or proposals that relate to or would result in any of the transactions described in subparagraphs (a) through (j) of Item 4 of this Schedule 13D.

The Offer for the outstanding shares of Common Stock has not yet commenced. The description contained in this Schedule 13D and related exhibits is neither an offer to purchase nor a solicitation of an offer to sell shares of Common Stock. The solicitation and offer to buy shares of Common Stock will only be made pursuant to the tender offer materials that Ipsen S.A. intends to file with the SEC upon commencement of the Offer. At the time the Offer is commenced, the Ipsen S.A. will file a tender offer statement on Schedule TO with the SEC, and Epizyme will file a solicitation/recommendation statement on Schedule 14D-9 (“Schedule 14D-9”) with respect to the Offer. EPIZYME STOCKHOLDERS ARE ADVISED TO READ THE SCHEDULE TO (INCLUDING AN OFFER TO PURCHASE, A RELATED LETTER OF TRANSMITTAL AND OTHER OFFER DOCUMENTS) AND THE SCHEDULE 14D-9, AS EACH MAY BE AMENDED OR SUPPLEMENTED FROM TIME TO TIME, AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC WHEN THEY BECOME AVAILABLE BEFORE THEY MAKE ANY DECISION WITH RESPECT TO THE OFFER BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION AND THE PARTIES THERETO. Both the tender offer statement and the Schedule 14D-9 will be mailed to Epizyme’s stockholders free of charge. Investors and stockholders may obtain free copies of the Schedule TO and Schedule 14D-9, as each may be amended or supplemented from time to time, and other documents filed by the parties (when available) at the SEC’s web site at www.sec.gov, by contacting the Epizyme’s Investor Relations either by telephone at (617) 229-5872 or e-mail at egraves@epizyme.com, at Epizyme’s website at www.epizyme.com or by directing a request to the information agent for the tender offer who will be named in the tender offer materials.

Item 5. Interest in Securities of the Issuer.

(a) and (b) Other than those shares of Common Stock that may be deemed to be beneficially owned by operation of the Support Agreement, the Reporting Persons do not beneficially own any shares of Common Stock. To the best knowledge of the Reporting Persons, no person identified in Annex A hereto owns any shares of Common Stock of the Issuer. For purposes of Rule 13d-3 (“Rule 13d-3”) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), as a result of entering into the Support Agreement, the Reporting Persons may be deemed to possess shared voting power and shared dispositive power over, and therefore beneficially own for purposes of Rule 13d-3, the 34,419,711 shares of Common Stock beneficially owned by the Supporting Stockholders as described in Item 4 of this Schedule 13D (the terms of which are hereby incorporated by reference). The 34,419,711 shares of Common Stock over which the Reporting Persons may be deemed to have shared voting and dispositive power constitute approximately 20.5% of the shares of Common Stock outstanding (based on 168,329,464 shares of Common Stock outstanding as of June 24, 2022 (based on the representation by Epizyme in the Merger Agreement)). Notwithstanding the preceding, the Reporting Persons hereby disclaim beneficial ownership of such shares of the Common Stock and this Schedule 13D shall not be construed as an admission that the Reporting Persons are, for any or all purposes, the beneficial owners of the securities covered by this Schedule 13D.

The Supporting Stockholders have filed a separate statement of beneficial ownership on Schedule 13D pursuant to Rule 13d-1(k)(2) under the Exchange Act containing their required information. The Reporting Persons assume no responsibility for the information contained in any filings by any other person, including the Supporting Stockholders.

(c) Except as described in this Schedule 13D, there have been no transactions in the shares of Common Stock effected by the Reporting Persons, or to the best of the Reporting Persons’ knowledge, any person identified in Annex A hereto, during the last 60 days.

(d) Other than the Supporting Stockholders, to the best knowledge of the Reporting Persons based on the representations made by the Supporting Stockholders in the Support Agreement, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, securities covered by this Schedule 13D.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 3, Item 4 and Item 5 and the agreements filed as Exhibits 1.01, 1.02 and 1.03 are incorporated by reference in this Item 6 as if fully set forth herein.

Except as set forth in this Item 6, to the best of the Reporting Persons’ knowledge, there are no contracts, arrangements, understandings or relationships (legal or otherwise), among the Reporting Persons or any of the persons listed in Annex A, or between such persons and any person with respect to any securities of the Issuer (including any securities pledged or otherwise subject to a contingency the occurrence of which would give another person voting power or investment power over such securities other than standard default and similar provisions contained in loan agreements), including, but not limited to, transfer or voting of any shares of the Common Stock, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7. Material to be Filed as Exhibits.

1.01	Agreement and Plan of Merger, dated as of June 27, 2022, by and among Epizyme, Inc., Ipsen Pharma SAS, Ipsen Biopharmaceuticals, Inc. and Hibernia Merger Sub, Inc. (incorporated by reference to Exhibit 2.1 to the Issuer’s Current Report on Form 8-K filed with the Securities and Exchange Commission (the “SEC”) on June 27, 2022).

1.02	Form of Tender and Support Agreement (incorporated by reference to Exhibit 2.2 to the Issuer’s Current Report on Form 8-K filed with the SEC on June 27, 2022).

1.03	Form of Contingent Value Rights Agreement (incorporated by reference to Exhibit 2.3 to the Issuer’s Current Report on Form 8-K filed with the SEC on June 27, 2022).

1.04	Joint Filing Agreement, dated as of July 7, 2022, by and among the Reporting Persons.

SIGNATURES

After reasonable inquiry and to the best of its knowledge and belief, the undersigned hereby certify that the information set forth in this statement is true, complete and correct.

Date: July 7, 2022

IPSEN S.A.

/s/ David Loew
By:	David Loew
Its:	Chief Executive Officer

IPSEN PHARMA SAS

/s/ David Loew
By:	David Loew
Its:	President

IPSEN BIOPHARMACEUTICALS, INC.

/s/ Stewart Campbell
By:	Stewart Campbell
Its:	Executive Vice President and President,
North America

HIBERNIA MERGER SUB, INC.

/s/ Christelle Huguet
By:	Christelle Huguet
Its:	Chief Executive Officer and President

ANNEX A

For each entity listed below, the following sets forth the (a) name, (b) business address, (c) present principal occupation or employment and the name, principal business and address of the corporation or other organization in which such employment is conducted, and (d) citizenship of each of the executive officers and directors of such entity.

Executive Officers and Directors of Ipsen S.A.

Name	Present Principal Occupation or Employment & Name, Principal Business and Address of the Corporation or Organization in which Conducted	Citizenship

Board of Directors

Marc de Garidel, Chairman	Chief Executive Officer, Corvidia Therapeutics (USA)	French

Anne Beaufour	Vice Chairperson of the Board of Directors and Managing Director, Mayroy SA (Luxemburg)	French

Henri Beaufour	Director, Mayroy SA (Luxemburg)	French

Phillippe Bonhomme	Partner, Director and Member of the Management Committee, Hottinguer Corporate Finance SA (France)	French

Naomi Binoche	VP, Global Strategic Alliances, Ipsen Pharma SAS	French

Laetitia Ducroquet	VP, Business Ethics, Ipsen Pharma SAS	French

Antoine Flochel, Vice Chairman	Managing Partner, Financière de Catalogne SPRL (Luxemburg)	French

Margaret Liu	Global Health, Vaccines and Immunotherapy Consultant, ProTherImmune (USA)	USA

David Loew	Chief Executive Officer, Ipsen SA	Swiss

Michèle Ollier	Partner, Medicxi (Switzerland and United Kingdom)	French, Swiss

Paul Sekhri	Chief Executive Officer, e-Genesis (USA)	USA

Piet Wigerinck	Chief Scientific Officer, Galapagos NV (Belgium)	Belgian

Karen Witts	Chief Financial Officer, Dunelm Group plc (UK)	British

Carol Xueref	Chairperson, Floem SAS (France)	British

Executive Officers

David Loew	Chief Executive Officer	Swiss

Catherine Abi-Habib	Executive Vice President, Strategy, Transformation and Digital	Canadian, Lebanese

Bartosz (Bartek) Bednarz	Executive Vice President, Head of Global Product and Portfolio Strategy	Polish

Stewart Campbell	Executive Vice President, President of North America	Canadian

Francois Garnier	Executive Vice President, General Counsel and Chief Business Ethics Officer	French

Benoit Hennion	Executive Vice President, Consumer Healthcare	French

Steven Hildemann, M.D.	Executive Vice President, Chief Medical Officers, Head of Global Medical Affairs, Patients Safety and Patients Affairs	German

Aymeric Le Chatelier	Executive Vice President, Group Chief Financial Officer	French

Philippe Lopes-Fernandes	Executive Vice President, Chief Business Officer	French

Howard Mayer, M.D.	Executive Vice President, Head of Research and Development	USA

Régis Mulot	Executive Vice President, Chief Human Resources Officer	French

Adrian Murphy, Ph.D.	Executive Vice President, Technical Operations	Irish

Mari Scheiffele	Executive Vice President, Specialty International	Finnish

Gwenan White	Executive Vice President, Communications and Public Affairs	British

Unless otherwise indicated above, (x) the executive officer’s or director’s business address is located at 65, quai Georges Gorse, 92100 Boulogne Billancourt, France, and (y) the name, principal business and address of the corporation or other organization in which an executive officer’s or director’s employment is conducted refers to Ipsen as described in Item 2 of this Schedule 13D, which is incorporated herein by reference.

Executive Officers and Directors of Ipsen Pharma SAS

Name	Present Principal Occupation or Employment & Name, Principal Business and Address of the Corporation or Organization in which Conducted	Citizenship

Executive Officer

David Loew	President	Swiss

Managing Officers

Benoit Hennion	Managing officer As Ipsen group’s employee, he is: Executive Vice President Consumer Healthcare	French

Henri Guenard	Managing officer As Ipsen group’s employee, he is: Director, Pharmaceutical Affairs	French

Francois Garnier	Managing officer As Ipsen group’s employee, he is: Executive Vice President, General Counsel and Chief Business Ethics Officer	French

Regis Mulot	Managing officer As Ipsen group’s employee, he is: Executive Vice President, Chief Human Resources Officer	French

Stephane Andre	Managing officer As Ipsen group’s employee, he is: SVP Global Regulatory Affairs and R&D Quality	French

Stephane Simon	Managing officer As Ipsen group’s employee, he is: VP Global Regulatory Affairs Europe & Transformation	French

Aidan Murphy	Managing officer As Ipsen group’s employee, he is: Executive Vice President, Technical Operations	Irish

Aymeric Le Chatelier	Managing officer As Ipsen group’s employee, he is: Executive Vice President, Group Chief Financial Officer	French

Bartosz (Bartek) Bednarz	Managing officer As Ipsen group’s employee, he is: Executive Vice President, Head of Global Product and Portfolio Strategy	Polish

Philippe de Sorbier de Pougnadoresse	Managing officer As Ipsen group’s employee, he is: Director, Commercial Operations France Specialty Care	French

Unless otherwise indicated above, (x) the executive officer’s business address is located at 65, quai Georges Gorse, 92100 Boulogne Billancourt, France, and (y) the name, principal business and address of the corporation or other organization in which the executive officer’s employment is conducted refers to Ipsen Pharma SAS as described in Item 2 of this Schedule 13D, which is incorporated herein by reference.

Executive Officers and Directors of Ipsen Biopharmaceuticals, Inc.

Name	Present Principal Occupation or Employment & Name, Principal Business and Address of the Corporation or Organization in which Conducted	Citizenship

Board of Directors

Jennifer Benenson	SVP General Counsel North America	USA

Stewart Campbell	Executive Vice President and President, North America	Canadian

Elliot Beimel	VP, Finance North America, and Treasurer	USA

Executive Officers

Jennifer Benenson	SVP General Counsel North America	USA

Stewart Campbell	Executive Vice President and President, North America	Canadian

Kimberly Baldwin	VP, Value and Access	USA

Alan Sokaler	Senior Director, Tax	USA

Unless otherwise indicated above, (x) the executive officer’s or director’s business address is located at One Main Street, Cambridge, MA 02142, and (y) the name, principal business and address of the corporation or other organization in which an executive officer’s or director’s employment is conducted refers to Ipsen Biopharmaceuticals, Inc. as described in Item 2 of this Schedule 13D, which is incorporated herein by reference.

Executive Officers and Directors of Hibernia Merger Sub, Inc.

Name	Present Principal Occupation or Employment & Name, Principal Business and Address of the Corporation or Organization in which Conducted	Citizenship

Board of Directors

Francois Garnier	Executive Vice President, General Counsel and Chief Business Ethics Officer	French

Aymeric Le Chatelier	Executive Vice President, Group Chief Financial Officer	French

Executive Officers

Christelle Huguet	Chief Executive Officer and President	French, USA

Jennifer Benenson	Vice President, Secretary and Treasurer	USA

Unless otherwise indicated above, (x) the executive officer’s or director’s business address is located at One Main Street, Cambridge, MA 02142, and (y) the name, principal business and address of the corporation or other organization in which an executive officer’s or director’s employment is conducted refers to Purchaser as described in Item 2 of this Schedule 13D, which is incorporated herein by reference.